Page 1 of 7 Pages

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                    SCHEDULE 13D/A

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 12)

                               Sterling Sugars, Inc.
                                  (Name of Issuer)

                                    Common Stock
                           (Title of Class of Securities)

                                     859604100

                               William S. Patout, III
                              M. A. Patout & Son, Ltd.
               3512 J. Patout Burns Road, Jeanrette, Louisiana  70544

                                   with a copy to:

                               Edwin S. Patout, Esq.
                                223 East Main Street
                            New Iberia, Louisiana 70560
          (Name,  Address  and  Telephone  Number  of  Person Authorized to
          Receive Notices and Communications)

                                   February 22, 1996
              (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box *.

          Check the following box if a fee is being paid with the statement *.(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six Copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
          COR\40455.1
                                                          Page 2 of 7 Pages

          CUSIP No. 859604100


               1)   Name of Reporting Person
                    S.S. or I.R.S. Identification No. of Above Person

                    M.A. Patout & Son, Ltd.  72-0283001


               2) Check the Appropriate Box if a Member of a Group (See Instructions)
                    (a)                                               _____
                    (b)                                               _____


               3)   SEC Use Only



               4)   Source of Funds*

                    WC


               5)   Check  Box  if   Disclosure  of  Legal  Proceedings  is
                    Required pursuant to Items 2(d) or 2(e)



               6)   Citizenship or Place of Organization - Louisiana



             Number of        7)  Sole Voting Power               1,457,491
            Shares Bene-
              ficially
              Owned by        8)  Shared Voting Power                     0
           Each Reporting
               Person
                With          9)  Sole Dispositive Power          1,457,491


                              10)  Shared Dispositive Power               0



               11)  Aggregate Amount Beneficially Owned by each
                    Reporting Person                              1,457,491



               12)  Check if the Aggregate Amount in Row (11)
                    Excludes Certain Shares (See Instructions)



               13)  Percent of Class Represented by Amount
                    in Row 11                                         58.3%



               14)  Type of Reporting Person (See Instructions)          CO
                                                          Page 3 of 7 Pages
          Item 1.   Security and Issuer.

               This statement relates to Common Stock, $1.00 par value per share (the "Common Stock"), of Sterling Sugars, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is P.O. Box 572, Franklin, Louisiana 70538.

          Item 2.   Identity and Background.

               This statement is filed by M. A. Patout & Son, Ltd., a Louisiana corporation (the "Reporting Person"). The principal business of the Reporting Person is the operation of a factory which processes sugar cane into raw sugar. The address of the principal business and principal office of the Reporting Person is 3512 J. Patout Burns Road, Jeanrette, Louisiana 70544.

               During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds or Other Consideration.

               The Reporting Person used $23,500 in purchasing a total of 4,000 shares of Common Stock on February 22, 1996, in an open market transaction, and $718,824 in purchasing a total of 119,804 shares of Common Stock on February 22, 1996, $236,688 in purchasing a total of 39,448 shares of Common Stock on February 23, 1996, $236,688 in purchasing a total of 39,448 shares of Common Stock on February 26, 1996, $743,184 in purchasing a total of 123,864 shares of Common Stock on February 26, 1996, $39,000 in purchasing a total of 6,500 shares of Common Stock on February 27, 1996, and $16,236 in purchasing a total of 2,706 shares of Common Stock on February 27, 1996, all in private transactions, since the date of the last amendment to this Schedule 13D dated January 22, 1996. Funds for the purchases were provided from the working capital of the Reporting Person.

          Item 4.   Purpose of Transaction.

               The Reporting Person acquired the shares of Common Stock for purposes of investment and to provide a basis of ownership that could facilitate future transactions, if determined to be in its interest.

               The Reporting Person has given consideration to various courses of action with respect to the Issuer including (i) acquiring additional shares of Common Stock in privately negotiated transactions or in the open market, (ii) proposing a merger, reorganization or similar affiliation or business combination with the Issuer, (iii) causing the termination of registration of the Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or the termination of its authorization to be quoted in an inter-dealer quotation system of a registered national securities exchange, (iv) seeking representation on the Issuer's Board of Directors, (v) proposing a change in the capitalization or Certificate of Incorporation of the Issuer, or (vi) a combination of one or more of the foregoing or similar transactions.

               The Reporting Person  intends  to  acquire additional shares but the exact number has not been decided, and has not reached any conclusion as to any of the other foregoing alternatives. Pending such conclusion, the Reporting Person does not presently intend to sell any shares of Common Stock it owns, although, depending on market conditions or results of operations of the Issuer, such intention may change and the Reporting Person may attempt to dispose of some or all of such shares of Common Stock in open market transactions or in privately negotiated transactions to third parties.

               Until the Reporting Person makes a decision concerning the alternatives described above, and depending on market conditions and other factors, the Reporting Person anticipates that it will continue to purchase shares of Common Stock in the open market, or in private transactions if appropriate opportunities to do so are available, on such terms and at such times as the Reporting Person considers desirable. Through such purchases, the Reporting Person may obtain control of the Issuer.

               The  Reporting  Person  intends  to continuously review  its investment in the Issuer and may in the future decide to pursue one of the alternatives discussed in this Item 4. In reaching any conclusion as to the foregoing, the Reporting Person will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person, developments with respect to the Reporting Person's business, general economic conditions, and money and stock market conditions. Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions required to be described in Item 4 of
          Schedule 13D.

          Item 5.   Interest in Securities of the Issuer.

               (a)  As  of  February  27,   1996,   the   Reporting  Person
          beneficially owned an aggregate of 1,457,491 shares of Common Stock, constituting 58.3% of the Common Stock.

               (b) The Reporting Person has sole voting and dispositive power with respect to 1,457,491 shares of Common Stock.

               (c) The Reporting Person has not effected any transaction in any shares of Common Stock since the last amendment to this
          Schedule 13D dated January 22, 1996 other than (i) the purchase of 4,000 shares of Common Stock for $23,500 ($5.875 per share) on February 22, 1996 which were acquired in an open market transaction, and (ii) the purchase of 119,804 shares of Common Stock for $718,824 ($6.00 per share) on February 22, 1996, the purchase of 39,448 shares of Common Stock for $236,688 ($6.00 per share) on February 23, 1996, the purchase of 39,448 shares of Common Stock for $236,688 ($6.00 per share) on February 26, 1996, the purchase of 123,864 shares of Common Stock for $743,184 ($6.00 per share) on February 26, 1996, the purchase of 6,500 shares of Common Stock for $39,000 ($6.00 per share) on February 27, 1996, and the purchase of 2,706 shares of Common Stock for $16,236 ($6.00 per share) on February 27, 1996, all of which were acquired in privately negotiated transactions with third parties.

               (d)  Not applicable.

               (e)  Not applicable.

          Item 6.   Contracts,     Arrangements,     Understandings      or
                    Relationships with Respect to Securities of the Issuer.

               On November 15, 1994, the Issuer and the Reporting Person entered into an agreement (the "Technical Services Agreement") pursuant to which the Reporting Person agreed to provide certain engineering and technical expertise in return for, among other things, (i) the option to acquire 50,000 shares of Common Stock from the Issuer for an aggregate of $162,500 ($3.25 per share) at any time prior to December 31, 1998 and (ii) the right to acquire that number of shares necessary to maintain the Reporting Person's ownership percentage in the event additional shares of Common Stock are issued by the Issuer. The option was exercised by the Reporting Person on April 12, 1995. The Reporting Person has no knowledge of any plans of the Issuer to issue additional shares of Common Stock; however, if such shares were issued, the Reporting Person would most likely acquire the maximum number of shares permitted under such circumstances.
               In August, 1995 the Reporting Person entered into a contract to sell with the Sellers pursuant to which the Reporting Person agreed to purchase and the Sellers agreed to sell 64,330 shares of Common Stock for a per share price of $5.50 or an aggregate of $353,815. The shares were purchased on January 22 and 23, 1996. See Exhibit "B."

          Item 7.   Material to be Filed as Exhibits.

               Exhibit  A  -Technical Services Agreement  between  Sterling
                         Sugars, Inc. and M.A. Patout & Son, Ltd. dated November 15, 1994 (previously filed as Exhibit A to Amendment No. 5 to this Schedule 13D and incorporated herein by this reference).

               Exhibit B -Contract to Sell between M.A. Patout  & Son, Ltd.
                         and J. Adalberto Roig, Jr., Jorge Adalberto Roig Velez, and Rosana Maria Roig Velez, dated August, 1995 (previously filed as Exhibit B to Amendment No. 10 to this Schedule 13D and incorporated herein by this reference).






                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date: February 28, 1996       M. A. PATOUT & SON, LTD.



                                        By:     /s/   William   S.   Patout

                                                 William S. Patout, III
                                                     President and
                                                Chief Executive Officer



                                                          Page 4 of 7 Pages




          [Letterhead  of  Jones,  Walker, Waechter, Poitevent, Carrere and
          Denegre]

          <<Date>>

          VIA EDGAR

          Securities and Exchange Commission
          450 Fifth Street, N.W.
          Washington, DC 20549
          Attention: Filing Desk

               Re:  M.A. Patout & Son, Ltd.
                    Our file no.: 11765/62648-00

          Ladies and Gentlemen:

               On behalf of M.A. Patout & Son, Ltd. and pursuant to Section 13(d) of the Securities and Exchange Act of 1934, as amended, we enclose for filing, via direct transmission to the Commission's EDGAR System, Amendment No. 12 to the Schedule 13D of M.A. Patout & Son, Ltd. dated February 22, 1996, reflecting its purchase of Sterling Sugars, Inc. common stock.

               Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (504) 582-8274.


                                        Sincerely,

                                        /s/ W. Philip Clinton
                                        W. Philip Clinton

          Enclosure

          cc:  William S. Patout
               Edwin S. Patout
               Sterling Sugars, Inc.